EATON & VAN WINKLE LLP
3 Park Avenue
New York, New York 10016

Vincent J. McGill	Direct Dial: (212) 561-3604
Partner	Email: VMcGill@EVW.com

February 8, 2008

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Pinpoint Recovery Solutions Corp. Commission’s Comment Letter, dated February 5, 2008, to Registration Statement on Form SB-2/A No. 1 (File No. 333-146970) Filed on January 23, 2008
Dear Ms. Jacobs:

On behalf of Pinpoint Recovery Solutions Corp. (the “Company”), we are writing in response to the above referenced Comment Letter from the Commission’s Division of Corporation Finance (Barbara C. Jacobs, Assistant Director) to the Company concerning the Registration Statement on Form SB-2/A No. 1 filed on January 23, 2008 (the “SB-2/A No. 1”), amending the initial registration statement on Form SB-2 filed on October 26, 2007 (the “Initial SB-2”). The Company is filing herewith a second amended Registration Statement on Form S-1. (the “Amending Form S-1”) which addresses all of the Staff’s comments in the above referenced Comment Letter. For ease of reference, each of the comments of the staff is set forth below, followed by the related response. The sections of the prospectus and page numbers used in the below responses correspond to such sections and page numbers in the Amending Form S-1.

Registration Statement on Form SB-2 Prospectus

1.
Please see prior comment 1 to our letter dated November 19, 2007. On the cover page of the prospectus, please indicate that the selling shareholders will be selling at $3.00 per share, the same price as the primary offering, until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Further, provide all of the information required by Item 501(a)(9)(iii) of Regulation S-B.

In the enclosed Amending Form S-1 being filed simultaneously herewith, the Company has determined to register only shares (and shares underlying warrants) owned by selling security holders, and not to register any securities to be offered directly by the Company. No shares or warrant shares held by the Company’s officers or directors are being registered. Accordingly, comparisons between the initial offering price and the price at which the selling security holders will initially offer their shares until quoted on the OTC Bulletin Board are not included. The disclosure prescribed by Item 509(a)(iii) is not applicable for the same reason.

2.
Please see prior comment 2 of our letter dated November 19, 2007. You have provided no explanation as to how the offerings will be conducted simultaneously. Explain how the secondary offering will be conducted at the same time as the min-max primary offering. Consider whether there are any risks associated that should be explained in your risk factors section, including whether officers, directors or affiliates may purchase shares in order to reach the minimum.

Because the Company has determined to register only shares (and shares underlying warrants) owned by selling security holders, and not to register any securities to be offered directly by the Company, in the enclosed Amending Form S-1 being filed simultaneously herewith, the disclosure otherwise contemplated in this Comment No. 2 is now not applicable.

Selling Security Holders, page 14

3.
Please see prior comment 3 to our letter dated November 19, 2007. Please clarify whether T.R. Winston & Company LLC, a selling shareholder, received the securities being registered for resale as compensation for placement agent services.

On page 12 of the enclosed Amending S-1 being filed simultaneously herewith, the Company has clarified that T.R. Winston & Company LLC received the securities being registered on its behalf as compensation for placement agent services in connection with the Company’s private offering.

Plan of Distribution, page 17

4.
Please see prior comment 5 of our letter dated November 19, 2007. As previously requested, please file an executed escrow agreement as an exhibit. Please explain why the escrow agreement does not have an express provision for the prompt return of fiords to investors if minimum is not reached.

Because the Company has determined to register only shares (and shares underlying warrants) owned by selling security holders, and not to register any securities to be offered directly by the Company, in the enclosed Amending Form S-1 being filed simultaneously herewith, the disclosure otherwise contemplated in this Comment No. 4 is now not applicable, and the exhibited escrow agreement, together with the discussion of the terms thereof, are no longer included.

5.
Please see prior comment 4 of our letter dated November 19, 2007. As previously requested, please identify the persons who will be selling your securities. Provide us with an analysis as to why Rule 3a4-1 is available for each person.

Because the Company has determined to register only shares (and shares underlying warrants) owned by selling security holders, and not to register any securities to be offered directly by the Company, in the enclosed Amending Form S-1 being filed simultaneously herewith, the disclosure otherwise contemplated in this Comment No. 5 is now not applicable, and the reference to Rule 3a4-1 is no longer included.

Very truly yours,

/s/ Vincent J. McGill

Vincent J. McGill

VJM:rs